------                                              ---------------------------
FORM 4                                                     OMB APPROVAL
------                                              ---------------------------
[ ] Check this box if no                            OMB Number:   3235-0287
    longer subject to                               Expires: September 30, 1998
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 Cuban,           Mark                            broadcast.com inc. (bcst)                     to Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
       c/o broadcast.com inc.                     Number of Reporting        Month/Year          X  Officer (give    Other (Specify
       2914 Taylor Street                         Person (voluntary)            9/98            ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
  Dallas,          Texas             75226                                   Date of Original              President
---------------------------------------------     --------------------       (Month/Year)         --------------------------------
  (City)           (State)           (Zip)                                       9/98        7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form filed by More than One
                                                                                                 ---   Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
     $.01 per share               9/3/98   P          5,000**      A     $39.3625*****                           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
     $.01 per share               9/4/98   P          3,000***     A     $43.45*****                             D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
     $.01 per share               9/8/98   P          3,000****    A     $41.21*****          4,620,740          D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
**     Common Stock purchased on the open market through a broker in a series of acquisitions as follows: 500 shares @ $38.50 per share, 1,500 shares @ $39 per share, 1,000 shares @ $39.125 per share, 200 shares @ $40 per share, 500 shares @ $39.50 per share, 500 shares @ $40.125 per share, 300 shares @ $40.50 per share and 500 shares @ $40 per share.

***    Common Stock purchased on the open market through a broker in a series of acquisitions as follows: 300 shares @ $42.75 per share, 500 shares @ $43 per share, 500 shares @ $43.125 per share, 700 shares @ $43.25 per share, 500 shares @ $44 per share and 500 shares @ $44.375 per share.

****   Common Stock purchased on the open market through a broker in a series of acquisitions as follows: 200 shares @ $40.93 per share, 400 shares @ $41.05 per share, 1100 shares @ $41.11 per share, 500 shares @ $41.30 per share and 800 shares @ $41.43 per share.

*****  Price represents weighted average per share price paid for acquisitions of Common Stock on such date.
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses:
                                                                                             /s/ MARK CUBEN                  11/6/98
  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    ------------------------------- ------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                              Page 2 of 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.